Banco Bradesco S.A.
						Exhibit 7.1

Dividends per share	December 31,
	2015		2014		2013
	Preferred	Common	Preferred	Common	Preferred	Common

Actual dividends declared (in thousand of reais)	3,155,118	2,879,846	2,644,540	2,410,040	2,134,044	1,943,864
Weighted average number of shares outstanding	2,510,675,124	2,520,790,423	2,514,701,048	2,520,886,223	2,515,928,218	2,520,886,223
Divdends per share	R$ 1.27	R$ 1.15	R$ 1.05	R$ 0.96	R$ 0.85	R$ 0.78